VIA EDGAR AND FACSIMILE

November 24, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington D.C.  20549

Re:	First Wind Holdings Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-152671

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, First Wind Holdings Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-152671) together with all exhibits and amendments thereto (the “Registration Statement”).  The Company is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the shares of common stock covered by the Registration Statement. No securities were sold or will be sold under the Registration Statement.  The Registration Statement was originally filed with the Commission on July 31, 2008 and was declared effective on October 27, 2010.

Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.  Should you have any questions or require any further information please contact Joe Hall at (212) 450-4565 or Jeff Ramsay at (212) 450-4243.  Thank you for your assistance with this application for withdrawal.

Sincerely, FIRST WIND HOLDINGS INC.

By:	/s/ Paul H. Wilson, Jr.
	Name:	Paul H. Wilson, Jr.
	Title:	Executive Vice President, General Counsel and Secretary
cc:	Joseph A. Hall
Jeffrey S. Ramsay
Davis Polk & Wardwell LLP